UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)*

BROOKFIELD DTLA FUND OFFICE TRUST INVESTOR INC.

(Name of Issuer)

7.625% Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

112714209

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 112714209	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angelo Gordon & Co., L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 652,029
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 652,029
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,029
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12.	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 112714209	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AG GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 652,029
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 652,029
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,029
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12.	TYPE OF REPORTING PERSON (see instructions) HC, OO

CUSIP No. 112714209	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Botticelli LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 652,029
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 652,029
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,029
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 112714209	13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Josh Baumgarten
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 652,029
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 652,029

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,029
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 112714209	13G	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adam Schwartz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 652,029
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 652,029

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,029
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

Item 1 (a). Name of Issuer

Brookfield DTLA Fund Office Trust Investor Inc. (the “Issuer”)

Item 1 (b) Address of Issuer’s Principal Executive Offices

250 Vesey Street, 15th Floor

New York, NY 10281

Item 2 (a). Name of Person Filing

The Statement is filed on behalf of each of the following persons (the “Reporting Persons”)

(i) Angelo Gordon & Co., L.P. (“Angelo Gordon”)

(ii) AG GP LLC (“AG GP”)

(iii) Botticelli LLC

(iv) Josh Baumgarten

(v) Adam Schwartz

Item 2 (b). Address of the Principal Office or, if none, residence

The address of each of the Reporting Persons is 245 Park Avenue, 26th Floor, New York, New York 10167.

Item 2 (c). Citizenship

(i) Angelo Gordon is a Delaware limited partnership

(ii) AG GP is a Delaware limited liability company

(iii) Botticelli LLC is a Delaware limited liability company

(iv) Josh Baumgarten- United States

(v) Adam Schwartz- United States

Item 2 (d). Title of Class of Securities

7.625% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”)

Item 2 (e). CUSIP Number

112714209

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Inapplicable.

Item 4. Ownership.

Item 4 (a). Amount Beneficially Owned:

As of December 31, 2022, each of the Reporting Persons may be deemed the beneficial owner of 652,029 shares of Preferred Stock.

Item 4 (b). Percent of class:

According to the Issuer’s Form 10-Q filed on November 10, 2022, the number of shares of Preferred Stock outstanding on September 30, 2022 was 9,730,370. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 6.7% of the total number of shares of Preferred Stock outstanding.

Item 4 (c). Number of shares as to which the person has:

Angelo Gordon

(i)	Sole power to vote or to direct the vote:	652,029

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	652,029

(iv)	Shared power to dispose or to direct the disposition of:	0

AG GP

(i)	Sole power to vote or to direct the vote:	652,029

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	652,029

(iv)	Shared power to dispose or to direct the disposition of:	0

Botticelli LLC

(i)	Sole power to vote or to direct the vote:	652,029

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	652,029

(iv)	Shared power to dispose or to direct the disposition of:	0

Josh Baumgarten

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	652,029

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	652,029

Adam Schwartz

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	652,029

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	652,029

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Shares reported herein are held by Botticelli LLC, for which Angelo Gordon & Co., L.P. serves as the investment manager. The investors in the private investment funds that own Botticelli LLC and for which Angelo Gordon acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the fund in accordance with their respective investment percentages in the private investment fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

AG GP LLC, Mr. Baumgarten and Mr. Schwartz are the direct and indirect owners of Angelo Gordon & Co., L.P., an SEC-registered investment adviser.

Item 8. Identification and Classification of Members of the Group.

Inapplicable.

Item 9. Notice of Dissolution of Group.

Inapplicable.

Item 10. Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 13, 2023

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

BOTTICELLI LLC

By:	Angelo, Gordon & Co, L.P.
Its Manager

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact